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Exhibit 99.1

Audiovox Specialized Applications, LLC
And Subsidiary

Consolidated Financial Report
11.30.03

Report of Independent Registered Public Accounting Firm

To the Members
 Audiovox Specialized Applications, LLC and Subsidiary
Elkhart, Indiana

        We have audited the accompanying consolidated balance sheets of Audiovox Specialized Applications, LLC and Subsidiary as of November 30, 2003 and 2002, and the related consolidated statements of income, members' equity, and cash flows for each of the three years in the period ended November 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Audiovox Specialized Applications, LLC and Subsidiary as of November 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2003, in conformity with U.S. generally accepted accounting principles.

                      /s/ McGLADREY & PULLEN, LLP

Elkhart, Indiana
December 22, 2003

Audiovox Specialized Applications, LLC and Subsidiary

Consolidated Balance Sheets
November 30, 2003 and 2002

	2003	2002
ASSETS
Current Assets
Cash and cash equivalents	$2,815,599	$2,954,573
Available-for-sale securities	2,013,779	—
Trade receivables	5,391,051	5,358,962
Note receivable	1,000,000	1,000,000
Inventories	11,199,956	11,090,071
Prepaid expenses	97,952	129,870

Total current assets	22,518,337	20,533,476
Leasehold Improvements and Equipment, at depreciated cost	1,499,544	2,032,175
Intangible Assets, trademark rights	3,003,883	—
Goodwill	300,000	300,000

	$27,321,764	$22,865,651

LIABILITIES AND MEMBERS' EQUITY
Current Liabilities
Accounts payable	$1,855,325	$1,232,795
Accrued expenses:
Payroll and related taxes	587,976	516,396
Warranty	2,016,000	1,605,114
Other	180,869	93,334

Total current liabilities	4,640,170	3,447,639
Commitments and Contingencies
Members' Equity	22,681,594	19,418,012

	$27,321,764	$22,865,651

See Notes to Financial Statements.

Audiovox Specialized Applications, LLC and Subsidiary

Consolidated Statements Of Income
Years Ended November 2003, 2002, and 2001

	2003	2002	2001
Net sales	$47,818,026	$47,307,819	$64,639,779
Cost of goods sold	36,632,732	38,648,272	51,434,778

Gross profit	11,185,294	8,659,547	13,205,001
Selling, general and administrative expenses	5,431,752	5,303,729	6,320,205

Operating income	5,753,542	3,355,818	6,884,796

Non-operating income (expense):
Interest income	142,588	130,370	82,058
Interest expense	(752)	(288)	(58,431)

	141,836	130,082	23,627

Net income	$5,895,378	$3,485,900	$6,908,423

See Notes to Financial Statements.

Audiovox Specialized Applications, LLC and Subsidiary

Consolidated Statements Of Members' Equity
Years Ended November 2003, 2002, and 2001

	2003	2002	2001
Balance, beginning	$19,418,012	$17,825,796	$20,086,187
Net income	5,895,378	3,485,900	6,908,423
Member distributions	(2,631,796)	(1,893,684)	(9,168,814)

Balance, ending	$22,681,594	$19,418,012	$17,825,796

See Notes to Financial Statements.

Audiovox Specialized Applications, LLC and Subsidiary

Consolidated Statements Of Cash Flows
Years Ended November 2003, 2002, and 2001

	2003	2002	2001
Cash Flows From Operating Activities
Net income	$5,895,378	$3,485,900	$6,908,423
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	991,001	883,921	848,262
Loss on disposition of equipment	13,366	245,702	36,424
Change in assets and liabilities, net of effects of acquisition of Datron Corporation in 2002:
Decrease (increase) in:
Trade receivables	107,818	36,258	(1,403,421)
Inventories	553,025	1,499,521	6,517,967
Prepaid expenses	31,918	20,487	(76,841)
Increase (decrease) in:
Accounts payable	622,530	202,457	472,405
Accrued expenses	363,301	451,127	105,667

Net cash provided by operating activities	8,578,337	6,825,373	13,408,886

Cash Flows From Investing Activities
Proceeds on sale of equipment	62,520	42,112	71,574
Purchase of leasehold improvements and equipment	(534,256)	(447,237)	(635,402)
Disbursements on note receivable	—	(1,000,000)	—
Proceeds from sale of available-for-sale securities	7,446,218	965,000	5,802,969
Purchase of available-for-sale securities	(9,459,997)	—	(6,767,969)
Purchase of Datron Corporation assets	—	(3,000,000)	—
Purchase of assets from related party	(3,600,000)	—	—

Net cash (used in) investing activities	(6,085,515)	(3,440,125)	(1,528,828)

Cash Flows From Financing Activities
Net payments on revolving credit agreement	—	—	(1,584,521)
Member distributions	(2,631,796)	(1,893,684)	(9,168,814)

Net cash (used in) financing activities	(2,631,796)	(1,893,684)	(10,753,335)

Increase (decrease) in cash and cash equivalents	(138,974)	1,491,564	1,126,723
Cash and cash equivalents, beginning	2,954,573	1,463,009	336,286

Cash and cash equivalents, ending	$2,815,599	$2,954,573	$1,463,009

See Notes to Financial Statements.

Audiovox Specialized Applications, LLC And Subsidiary

Notes To Financial Statements

Note 1.    Nature of Business, Use of Estimates, and Significant Accounting Policies

Nature of business:

        Audiovox Specialized Applications ("ASA") "The Mobile Electronics Company" is an international supplier of mobile electronics for the Automotive Industry including: Recreational Vehicle, Van/SUV Conversion, Commercial Vehicle, Heavy Duty Truck, Agricultural, Construction, Bus, Limousine, and Marine industries. Its proprietary line of products include: Flexvision LCD Entertainment Systems, including DVD and video cassette players; Voyager Rear Observation and Bus Monitor/PA Systems and radios; Audiovox Televisions, and other Audio/Video Products; Nextgen Modular Chassis Systems; Aquatronics Marine Radios, Speakers, and Housings; Jensen Marine Radios and other Audio Products; Heavy Duty Systems, Radios and other Audio Products; CruiseTV satellite television systems. These products are sold to customers throughout the world, generally on 30-day terms. ASA is headquartered in Elkhart, Indiana and has other branch locations in Ft. Worth, Texas and Temecula, California.

Use of estimates:

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant accounting policies:

Revenue recognition:

        The Company recognizes revenue from product sales at the time of passage of title and risk of loss to the customer either at FOB Shipping Point or FOB Destination, based upon terms established with the customer. The Company's price is fixed and determined at the time of shipment and collectibility is reasonably assured and not contingent upon the customer's resale of the product. The customers are not given rights of return nor are sales incentives provided. The product sale is not subject to acceptance or installation by Company or customer personnel.

        The Company recognizes royalty revenue at the time the related product is sold to a third party by Audiovox Corporation ("Audiovox"), a member of ASA, under the terms of the related royalty agreement. Total royalty revenue under this agreement for the years ended November 30, 2003, 2002, and 2001 was approximately $3,253,000, $3,140,000, and $1,484,000 respectively.

Member equity:

        In accordance with the generally accepted method of presenting limited liability company financial statements, the accompanying financial statements do not include other corporate assets and liabilities of the members, including their obligation for income taxes on the net income of the limited liability company nor any provision for income tax expense.

        It is the Company's intent to distribute funds to members to cover their income tax liabilities. No provision has been made for any distributions which may be made subsequent to the balance sheet date.

        The LLC operating agreement does not provide for separate classes of ownership. Audiovox and ASA Electronics Corporation share equally in all LLC events and the related member accounts are considered equal on a fair value basis.

Principles of consolidation:

        The consolidated financial statements include the accounts of the Company and CruiseTV, LLC ("CruiseTV") a wholly-owned subsidiary. All significant intercompany accounts have been eliminated in consolidation.

Cash and cash equivalents:

        The Company maintains its cash accounts in a commercial bank and brokerage company in amounts which, at times, may be in excess of insurance limits provided by the Federal Deposit Insurance Corporation.

        For purposes of the statement of cash flows, the Company considers investments in various repurchase agreements with its bank, money market accounts and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Available-for-sale securities:

        Available-for-sale securities consist of investments in marketable debt and equity securities. Debt securities consist primarily of obligations of municipalities. Equity securities consist of mutual funds that are traded or listed on national exchanges.

        The Company accounts for these investments in accordance with FASB Statement No. 115. Management determines the appropriate classification of securities at the date individual investment securities are acquired and the appropriateness of such classification is reassessed at each balance sheet date. Since the Company neither buys investment securities in anticipation of short-term fluctuation in market prices nor commits to holding debt securities to their maturities, the investments in debt and equity securities have been classified as available-for-sale in accordance with Statement No. 115. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, if any, are reported as a separate component of members' equity.

Trade receivables:

        Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Trade receivables in the accompanying balance sheets at November 30, 2003 and 2002 are stated net of an allowance for doubtful accounts of approximately $411,000 and $59,000 respectively. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

Inventories:

        Inventories consist principally of finished goods and are stated at the lower of cost (primarily on a weighted moving average basis) or market.

Depreciation:

        Depreciation of leasehold improvements and equipment is computed principally by the straight-line method over the following estimated useful lives:

Years
Leasehold improvements	15-40
Machinery and equipment	5-10
Tooling and molding	3
Transportation equipment	5
Office furniture and fixtures	10
Computer equipment	3-7
Booth displays	7

Warranties:

        The Company provides a limited warranty primarily for a period of up to three years for its products. The Company's standard warranties require the Company, the original equipment manufacturer or its dealers to repair or replace defective products during such warranty periods at no cost to the consumer. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The Company utilizes historical trends and analytical tools to assist in determining the appropriate loss reserve levels.

        Changes in the Company's warranty liability during the years ended November 30, 2003, 2002, and 2001 are as follows:

	2003	2002	2001
Balance, beginning	$1,605,000	$1,098,000	$1,014,000
Accruals for products sold	1,888,292	2,508,245	2,092,599
Payments made	(1,477,292)	(2,001,245)	(2,008,599)

Balance, ending	$2,016,000	$1,605,000	$1,098,000

Income taxes:

        The members have elected to be taxed for federal and state income tax purposes as a limited liability company under the provisions of the respective income tax codes. Under these provisions, the members report net income of the Company on their corporate income tax returns.

Long-lived assets, goodwill and other intangible assets:

        In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard ("SFAS") No. 141, Business Combinations, and SFAS No. 142. SFAS No. 141 requires that the purchase method of accounting be used for all future business combinations and specifies criteria intangible assets acquired in a business combination must meet to be recognized and reported apart from goodwill.

        Statement of Financial Accounting Standard ("SFAS") No. 142, Goodwill and Other Intangible Assets, requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of a reporting unit below its carrying amount.

        As a result of adopting the provisions of SFAS No. 142, the Company did not record amortization expense relating to its goodwill or its trademark rights. For intangible assets with indefinite lives, including goodwill, the Company performed its annual impairment test, which indicated no reduction is required.

        In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company reviews its long-lived assets periodically to determine potential impairment by comparing the carrying value of the long-lived assets with the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future net cash flows be less that the carrying value, the Company would recognize an impairment loss at that date. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the long-lived assets. The Company performed its annual impairment test, which indicated no reduction is required.

Note 2.    Available-For-Sale Securities And Subsequent Event

        The following is a summary of the Company's investment securities as of November 30, 2003:

	Amortized Cost	Gross Unreal- ized Gains	Gross Unreal- ized Losses	Fair Value
Equity securities	$1,378,779	$—	$—	$1,378,779
Corporate bonds	635,000	—	—	635,000

	$2,013,779	$—	$—	$2,013,779

        The amortized cost and fair value of debt securities by contractual maturities as of November 30, 2003 are as follows:

	Amortized Cost	Fair Value
Due within one year	$5,000	$5,000
Due within one year through three years	—	—
Due after three years	630,000	630,000

	$635,000	$635,000

        Expected maturities may differ from contractual maturities because the issuers of certain debt securities have the right to prepay their obligations without penalty.

        A summary of proceeds from the sale of available-for-sale securities and investment earnings for the years ended November 30, 2003, 2002, and 2001 is as follows:

	2003	2002	2001
Proceeds from the sale of available-for-sale securities	$7,446,218	$865,000	$5,802,969

Realized (losses) on sale of marketable securities	$(24,226)	$—	$—
Interest earned	123,639	130,370	82,058
Dividends	43,175	—	—

	$142,588	$130,370	$82,058

        On December 5, 2003, the Company liquidated their investment in available-for-sale securities and paid $4,000,000 in member distributions.

Note 3.    Note Receivable

        The Company has an outstanding note receivable in the amount of $1,000,000 due January 2004. The note bears interest at 10% payable monthly and is unsecured.

Note 4.    Leasehold Improvements and Equipment

        The cost of leasehold improvements and equipment and the related accumulated depreciation at November 30, 2003 and 2002 are as follows:

	2003	2002
Leasehold improvements	$854,694	$870,205
Machinery and equipment	925,860	833,297
Tooling and molding	1,827,151	1,626,590
Transportation equipment	410,958	350,914
Office furniture and fixtures	209,560	193,757
Computer equipment	701,817	671,151
Booth displays	197,595	157,884
Construction in progress	5,500	82,410

	5,133,135	4,786,208
Less accumulated depreciation	3,633,621	2,754,033

	$1,499,514	$2,032,175

Note 5.    Pledged Assets and Notes Payable

        The terms of a loan agreement with a bank permit the Company to borrow a maximum of $17,000,000, subject to a borrowing base determined by eligible accounts receivable and inventories. At both November 30, 2003 and 2002, no amounts were outstanding under this agreement. Borrowings under the agreement bear interest at prime (4.0% at November 30, 2003) minus 1.25% or LIBOR plus an applicable margin, at the Company's option, are collateralized by accounts receivable, inventories, and equipment, and are due on demand. In connection with the agreement, the Company is subject to certain financial covenants.

Note 6.    Major Customer

        No customers or contracts comprised more than 10% of total net sales for the years ended November 30, 2003 and 2002. Net sales during the year ended November 30, 2001 included a contract with one customer that totaled approximately $18,000,000.

Note 7.    Major Vendors

        For the years ended November 30, 2003, 2002, and 2001, the Company purchased approximately 60%, 50%, and 50% of its products for resale from three vendors, two of which were the same in all three years.

Note 8.    Transactions with Related Parties and Lease Commitments

        The Company is affiliated with various entities through common ownership by one of its members, Audiovox. Transactions with Audiovox for the years ended November 30, 2003, 2002, and 2001 are approximately as follows:

	2003	2002	2001
Net product sales	$519,000	$1,898,000	$5,522,000
Royalty revenue	3,253,000	3,140,000	1,484,000
Purchases	2,886,000	1,916,000	1,124,000

        The Company has a royalty agreement with Audiovox whereby the Company earns a 3% royalty on the member's purchases of certain mobile video product from a third party.

        At November 30, 2003 and 2002, amounts included in trade receivables and accounts payable resulting from the above transactions are as follows:

	2003	2002
Trade receivables	$679,205	$666,827
Accounts payable	238,180	378,390

        On August 13, 2003, the Company acquired certain assets from Audiovox. The aggregate purchase price was $3,600,000, of which approximately $596,000 and $3,004,000 were allocated to working capital and trademark rights respectively. Audiovox has sublicensed it rights in relation to the trademark to the Company and cannot terminate these rights under the terms of the acquisition agreement. The Company has accounted for the trademark rights as in indefinite lived intangible asset which is subject to the provisions of SFAS 142 as described in Note 1.

        The Company also leases warehouse, manufacturing, and office facilities from Irions Investments, LLC, an entity related through common ownership, for approximately $28,100 per month, plus the payment of property taxes, normal maintenance, and insurance on the property under an agreement which expires February 28, 2007, with three five-year options to extend, at the Company's discretion.

        The Company leases another facility from an unrelated party under an agreement expiring October 2004. The agreement requires monthly rentals totaling approximately $4,000, plus the payment of property taxes, normal maintenance, and insurance on the properties. In addition the Company leased facilities from unrelated parties on a month-to-month basis with monthly rentals totaling approximately $1,500. The Company leases certain equipment from unrelated parties under agreements that require monthly payments totaling approximately $4,100 and expire through July 2006.

        The total rental expense included in the income statements for the years ended November 30, 2003, 2002, and 2001 is approximately $476,000, $450,000, and $474,000 respectively, of which approximately $336,000, $328,000, and $319,000 respectively was paid to Irions Investments, LLC.

        The total approximate minimum rental commitment at November 30, 2003 under the leases is due as follows:

	Related Party	Other	Total
During the year ending November 30,
2004	$337,000	$94,000	$431,000
2005	337,000	48,000	385,000
2006	337,000	8,000	345,000
2007	84,000	—	84,000

	$1,095,000	$150,000	$1,245,000

Note 9.    Employee Benefit Plans

        The Company has profit-sharing and 401(k) plans for the benefit of all eligible employees. The Company's contributions are discretionary with the Board of Directors and are limited to amounts deductible for federal income tax purposes. Discretionary contributions were approximately $97,000, $88,000, and $115,000 for the years ended November 30, 2003, 2002, and 2001 respectively.

        The Company also maintains a discretionary employee bonus plan for the benefit of its key executive and operating officers. The Company has paid or accrued bonuses of approximately $709,000, $695,000 and $1,115,000 during the years ended November 30, 2003, 2002, and 2001 respectively.

        The Company has a health plan for its employees, which is self-insured for medical and pharmaceutical claims up to $10,000 per participant and approximately $335,000 annually in aggregate. Dental and vision coverage is entirely self-insured. The excess loss portion of the employees' coverage has been reinsured with a commercial carrier. The total amount of net claims and insurance premiums for the years ended November 30, 2003, 2002, and 2001 was approximately $408,000, $402,000 and $513,700 respectively.

Note 10.    Business Combination

        On March 8, 2002, CruiseTV acquired substantially all of the assets of Datron Corporation. Datron Corporation was a manufacturer of mobile satellite television systems for distribution generally in the United States. As a result of the acquisition, CruiseTV expects to be the leading distributor of mobile satellite television systems. The aggregate purchase price was $3,000,000 including $1,500,000 in cash, $1,244,000 in the form of a six-month promissory note, and a deferred payment of $256,000. The deferred payment is contingent upon the satisfaction of certain warranty claims in excess of a threshold agreed to in the purchase agreement. The total amount of the deferred payment was placed in an escrow account, included in cash and cash equivalents on the balance sheet at November 30, 2002. The full amount of the deferred payment was released back to CruiseTV during the year ended November 30, 2003.

        The acquisition has been accounted for as a purchase and the results of operations since the date of acquisition are included in the financial statements. The acquisition resulted in goodwill of $300,000, all of which is deductible for tax purposes. The goodwill is subject to the provision of SFAS 142 as described in Note 1.

        Unaudited proforma consolidated results of operations for the years ended November 30, 2002 and 2001 as though the assets of Datron Corporation had been acquired as of December 1, 2000 are approximately as follows:

	2002	2001
Net sales	$47,987,000	$68,930,000

Net income	$3,504,000	$6,406,000

Note 11.    Litigation

        The Company has pending legal proceedings that generally involve product liability and employment issues. These proceedings are, in the opinion of management, ordinary routine matters incidental to the normal business conducted by the Company. In the opinion of management the ultimate disposition of such proceedings are not expected to have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Note 12.    Cash Flows Information

        Supplemental information relative to the statements of cash flows for the years ended November 30, 2003, 2002, and 2001 is as follows:

	2003	2002	2001
Supplemental disclosures of cash flows information:
Cash payments for interest	$1,148	$—	$62,410

Supplemental schedule of noncash investing and financing activities:
Acquisition of Datron Corporation, March 2002:
Accounts receivable	$—	$506,000	$—
Inventory	—	1,832,000	—
Equipment	—	362,000	—
Goodwill	—	300,000	—

Net cash	$—	$3,000,000	$—

Note 13.    Reclassification

        Certain items in the financial statements for the years ended November 30, 2002 and 2001 have been reclassified, with no effect on net income, to conform with the classifications used for the year ended November 30, 2003.

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  Exhibit 99.1
Contents
Audiovox Specialized Applications, LLC and Subsidiary Consolidated Balance Sheets November 30, 2003 and 2002
Audiovox Specialized Applications, LLC and Subsidiary Consolidated Statements Of Income Years Ended November 2003, 2002, and 2001
Audiovox Specialized Applications, LLC and Subsidiary Consolidated Statements Of Members' Equity Years Ended November 2003, 2002, and 2001
Audiovox Specialized Applications, LLC and Subsidiary Consolidated Statements Of Cash Flows Years Ended November 2003, 2002, and 2001
Audiovox Specialized Applications, LLC And Subsidiary Notes To Financial Statements